November 7, 2024

Jeptha E. Larkin
Chief Financial Officer
Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, FL 32301

        Re: Capital City Bank Group, Inc.
            Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31,
2023
            File No. 000-13358
Dear Jeptha E. Larkin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance